UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Leapfrog Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

52186N106
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mollusk Holdings, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,967,893 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 2,967,893 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,893 (1)		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)		
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)		

(1) Includes shares of Class A Common Stock issuable upon conversion of 1,319,454 outstanding shares of Class B Common Stock held directly by the reporting person as of December 31, 2012.

(2) Based on 1,319,454 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons as of December 31, 2012 plus 61,923,842 shares of the issuer's Class A Common Stock outstanding as of November 2, 2012, as reported on the issuer's Quarterly Report on Form 10-Q filed on November 7, 2012 for the quarterly period ended September 30, 2012.

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cephalopod Corporation		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,967,893 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 2,967,893 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,893 (1)		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)		
12.	TYPE OF REPORTING PERSON CO		

(1) Includes shares of Class A Common Stock issuable upon conversion of 1,319,454 outstanding shares of Class B Common Stock held indirectly by the reporting person as of December 31, 2012.

(2) Based on 1,319,454 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons as of December 31, 2012 plus 61,923,842 shares of the issuer's Class A Common Stock outstanding as of November 2, 2012, as reported on the issuer's Quarterly Report on Form 10-Q filed on November 7, 2012 for the quarterly period ended September 30, 2012.

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence Investments, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,967,893 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 2,967,893 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,893 (1)		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)		
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)		

(1) Includes shares of Class A Common Stock issuable upon conversion of 1,319,454 outstanding shares of Class B Common Stock held indirectly by the reporting person as of December 31, 2012.

(2) Based on 1,319,454 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons as of December 31, 2012 plus 61,923,842 shares of the issuer's Class A Common Stock outstanding as of November 2, 2012, as reported on the issuer's Quarterly Report on Form 10-Q filed on November 7, 2012 for the quarterly period ended September 30, 2012.

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence J. Ellison		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,967,893 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 2,967,893 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,893 (1)		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)		
12.	TYPE OF REPORTING PERSON IN		

(1) Includes shares of Class A Common Stock issuable upon conversion of 1,319,454 outstanding shares of Class B Common Stock held indirectly by the reporting person as of December 31, 2012.

(2) Based on 1,319,454 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons as of December 31, 2012 plus 61,923,842 shares of the issuer's Class A Common Stock outstanding as of November 2, 2012, as reported on the issuer's Quarterly Report on Form 10-Q filed on November 7, 2012 for the quarterly period ended September 30, 2012.

Item 1

    (a).   **Name of Issuer:**

    Leapfrog Enterprises, Inc.

    (b).   **Address of Issuer's Principal Executive Offices:**

    6401 Hollis Street, Suite 100
    Emeryville, California 94608-1089

Item 2

    (a).   **Name of Person Filing:**

This statement is being filed jointly by: (1) Mollusk Holdings, LLC, a California limited liability company ("Mollusk"); (2) Cephalopod Corporation, a California corporation ("Cephalopod"); (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"); and (4) Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation. Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the "Reporting Persons." This Schedule 13G relates solely to, and is being filed for, the investment by Mollusk, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Mollusk, Cephalopod, and Lawrence Investments.

    (b).   **Address of Principal Business Office or, if None, Residence:**

The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA 94065. The address and principal place of business of Mollusk, Cephalopod, and Lawrence Investments is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

    (c).   **Citizenship:**

Lawrence J. Ellison is a citizen of the United States of America. Each of the other Reporting Persons is an entity organized under the laws of California.

    (d).   **Title of Class of Securities:**

Class A Common Stock, par value $0.0001 per share.

    (e).   **CUSIP Number:**

52186N106

Item 3. **If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

If filing as a non-US institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution: _____

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4. **Ownership.**

(a) Amount beneficially owned:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison:

2,967,893 (1)(2)

(b) Percent of class:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 4.7% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mollusk, Cephalopod, Lawrence Investments Lawrence J. Ellison: 2,967,893 (1)(2)

(ii) Shared power to vote or to direct the vote:

n/a

(iii)   Sole power to dispose or to direct the disposition of:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 2,967,893 (1)(2)

(iv)   Shared power to dispose or to direct the disposition of:

n/a

(1) Includes shares of Class A Common Stock issuable upon conversion of outstanding shares of Class B Common Stock held by the Reporting Persons. At December 31, 2012, there were 1,319,454 outstanding shares of the Issuer's Class B Common Stock held directly by Mollusk.

(2) Cephalopod and Lawrence Investments together control Mollusk, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Mollusk. Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.

(3) Calculations are based on 1,319,454 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the Reporting Persons as of December 31, 2012 plus 61,923,842 shares of the issuer's Class A Common Stock outstanding as of November 2, 2012, as reported on the issuer's Quarterly Report on Form 10-Q filed on November 7, 2012 for the quarterly period ended September 30, 2012.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ⊠.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

Lawrence Investments, LLC

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Mollusk Holdings, LLC

By: Cephalopod Corporation, Member

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Lawrence J. Ellison

By: /s/ Philip B. Simon
by Philip B. Simon, his attorney in fact

Cephalopod Corporation

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

EXHIBITS

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to Leapfrog Enterprises, Inc. on February 14, 2006).

99.2 Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to Leapfrog Enterprises, Inc. on February 14, 2006).